Enterra Energy Trust’s Credit Facility Renewed

Calgary, Alberta – (Marketwire – June 11, 2009) – Enterra Energy Trust’s (“Enterra”, “We”, “Our”  or the “Trust”) annual credit facility renewal process has been completed with its Bank Syndicate lenders, The Bank of Nova Scotia, HSBC Bank Canada and Union Bank of California.  The credit facility revolving period has been renewed until June 25, 2010 and has a further one year term out provision beyond that.

Don Klapko, Enterra’s Chief Executive Officer commented, “Since late 2007, we have been focused on paying down our debt, and as a result of our success, we’re now able to use our improved balance sheet to renew Enterra’s credit facilities on solid terms.  We’ve also eliminated our second lien credit facility.  We implemented a normal course issuer bid for the Trust’s convertible debentures recently, aimed at further reductions to borrowing.  These are all important steps in our overall plan to improve our balance sheet.  The Trust’s strengthened financial position provides us with the flexibility to pursue external and internal opportunities as they arise.”

Blaine Boerchers, Enterra’s Chief Financial Officer said, “We have worked hard to build a strong relationship with our lenders and we view this renewal as a sign of our success on that front.  The terms are very competitive in today’s credit and business environment.”

As reported in Enterra’s Q1 financial report, the borrowing base review resulted in Enterra’s reserves supporting a borrowing base of $110.0 million based on current commodity prices. Enterra’s credit facility was first negotiated in May 2008, when commodity prices were substantially higher.  The Trust’s current borrowing is at less than $80 million or around 70 percent of the maximum borrowing base.

The interest rate on the renewed credit facilities is Bankers Acceptance or LIBOR rate plus 3.00%.  The actual rate will be determined quarterly according to a grid based on the ratio of bank debt to cash flow. As this ratio is currently less than 1.00 to 1.00, the lowest interest rate of the grid currently applies.  The interest rate on the senior facility is estimated to be 3.7% effective June 2009.

Under the terms of the renewed credit facility, the Trust must maintain an interest coverage ratio of more than 3.00 to 1.00 with no other restrictions or covenants on the use of cash flows.  The interest coverage ratio as at March 31, 2009 was 7.19 to 1.00 which is well above the minimum requirement.

The second-lien facility, which had been in place but was never drawn, has been terminated at Enterra’s request.

About Enterra Energy Trust
Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols (ENT.UN, ENT.DB, ENT.DB.A) and Enterra’s trust units are listed on the New York Stock Exchange under the symbol (ENT).  The Trust’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 58 percent natural gas and 42 percent crude oil and natural gas liquids.  Enterra has compiled a multi-year drilling inventory for its properties.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com
www.enterraenergy.com